For immediate release
                                                                  August 7, 2008

                Toyota Announces First Quarter Operating Results
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2008.

On a consolidated basis, net revenues for the first quarter totaled 6.22 trillion yen, a decrease of 4.7 percent compared to the same period last fiscal year. Operating income decreased 38.9 percent to 412.5 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 453.0 billion yen. Net income decreased by 28.1 percent to 353.6 billion yen.

Operating income decreased by 262.9 billion yen, mainly due to the impact of exchange rate fluctuations, such as the appreciation of the yen against the US dollar. The sharp increase of raw material prices exceeded cost reduction efforts by 10.0 billion yen. These negative results surpassed the positive contributions from marketing efforts. Equity in earnings of affiliated companies increased by 13.2 billion yen to 95.0 billion yen, mainly due to continued strong results of joint venture companies in China.

Commenting on the results, Mitsuo Kinoshita, TMC Executive Vice President, said, "The financial results for this quarter were severe, due to our rapidly changing business environment, including exchange rates fluctuation such as the rise of the yen against the US dollar and soaring raw material prices."

Consolidated vehicle sales for the first quarter amounted to 2.19 million units, an increase of 24 thousand units compared with the same period last fiscal year.

In Japan, vehicle sales increased by 12 thousand units, to 512 thousand units. Vehicle sales in the domestic market increased due to strong sales of new models including the Crown and the Alphard/Vellfire. Export volume also increased due to strong demand in markets such as Russia, Australia and the Middle East. However, due to negative impacts such as exchange rate fluctuation including the yen appreciation against the US dollar, operating income decreased by 179.5 billion yen, to 217.1 billion yen.

     Vehicle sales in North America totaled 729 thousand units, a decrease of 33 thousand units. Operating income decreased by 91.1 billion yen, to 69.1 billion yen including 67.5 billion yen of valuation profit on interest rate swap transactions. Although the US market, primarily the truck segment, is slowing down, Toyota earned a record high market share of 17.4 percent for this quarter. However, decrease in sales volume, the shift of product mix to compact cars, increase in sales expenses such as incentives and increase in reserves for bad debts, resulted in declining profits. Toyota will take swift actions in accordance with market changes by increasing the supply of models in high demand and launching new models.

In Europe, sales decreased by 32 thousand units, to 301 thousand units. Operating income decreased by 18.2 billion yen, to 20.3 billion yen. Total vehicle sales decreased, despite strong sales in Russia and Eastern Europe, due to slowdown in Western European markets. Toyota will launch new models that will continue to meet regional standards of CO2 regulations later this year and into next year to boost sales and generate profit.

Sales in Asia increased by 40 thousand vehicles to 262 thousand vehicles. Operating income in the region increased by 19.7 billion yen, to 69.3 billion yen. The successful launch of the remodeled Corolla early this year, the steady sales volume increase in the region, especially in Indonesia, and the increase in export volume due to continued strong demand of the IMV in regions outside of Asia, contributed to Asia's operating income growth.

In Central and South America, Oceania and Africa, sales reached 382 thousand vehicles, an increase of 37 thousand units. Operating income totaled 44.5 billion yen, an increase of 5.9 billion yen. In Brazil, the remodeled Corolla launched this March, and the sales volume as a whole increased by approximately 30 percent compared to the last first quarter. Sales in Australia and Argentina remained brisk.

In the financial services segment, operating income increased by 30.8 billion yen, to 79.1 billion yen compared to the last first quarter including 55.5 billion yen of valuation profit on interest rate swap transactions. Excluding this valuation profit, operating income decreased by 21.8 billion yen. Although the expansion of lending margins contributed to the increase in profit, higher percentage of credit losses in the US as well as the increase in reserves for bad debt and residual value losses resulting from decline of used car prices, were the main reasons for the decreased profit. However, with Toyota's traditionally prudent approach in lending, together with its efforts to further strengthen the credit control and collection system, the percentage of credit losses has shown some stability. As for residual values, Toyota will continue to keep a close eye on the used car market and set suitable values in a timely manner.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2009 will be 8.74 million units. Unconsolidated vehicle sales, such as those in China are expected to increase by approximately 170 thousand units. As a result, the total of consolidated and unconsolidated vehicles sales are expected to be the same level as the last first quarter. Toyota's consolidated revenues and earnings forecast for the fiscal year remain unchanged, with consolidated net revenues of 25.0 trillion yen, operating income of 1.60 trillion yen and net income of 1.25 trillion yen.

TMC also announced the share buyback of 15 million shares with an upper limit of 70 billion yen, starting from August 11th to the 21st.

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
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     Cautionary  Statement  with  Respect  to  Forward-Looking  Statements
     This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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             Contact: Public Affairs Division at (03) 3817-9110/9161